1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
June 5, 2020	www.integraresources.com

INTEGRA REMINDS SHAREHOLDERS OF THE USE OF TELECONFERENCE AT THIS

YEAR’S ANNUAL GENERAL AND SPECIAL MEETING

VANCOUVER, British Columbia, June 5, 2020 – Integra Resources Corp. (“Integra” or the “Company”) would like to remind shareholders that in light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Company’s shareholders, employees, communities and other stakeholders, the Company will be holding this year’s Annual General and Special Meeting (the “Meeting”) entirely by teleconference. To access the Meeting by teleconference, dial toll free at 647-723-3984 or 1-866-365-4406 (Canada and US) / Access Code: 8320313#. Participants are encouraged to vote on the matters before the Meeting by proxy. The deadline for voting proxies is June 12, 2020 at 10:00 a.m. (PDT). The Meeting will be held on June 16, 2020 at 10:00 a.m. (PDT). Participants should dial in 10 minutes prior to the scheduled start time and ask to join the call. The Company will not be providing a corporate update at the Meeting.

Additionally, the Company has determined to amend the proposed Articles to be implemented in connection with the Continuation to the BC Business Corporations Act at the Meeting. The amendments are intended to align Integra’s Articles with recommendations by ISS and Glass Lewis relating to best practice matters. Details of the amendments to the Articles can be found on the Company’s website at https://integraresources.com/investors/agm-materials/ or by clicking on the following link: https://www.integraresources.com/site/assets/files/2760/integra_resources_corp__-_bc_articles_- _revisions_summarized_june_4_2020_vpost.pdf.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1-604-416-0576

Shareholder Questions

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com